INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Members of
HGP Securities, LLC

We have audited the financial statements of HGP Securities, LLC (A Limited Liability Company) as of and for the year ended December 31, 2015 and have issued our report thereon dated February 22, 2016, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information, presented in Schedules I through III, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

John R Waters & Company

Chicago, Illinois
February 22, 2016



JOHN R. WATERS & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

225 W. Washington Street, Suite 1120, Chicago, IL 60606

Phone 312 554 3400 Fax 312 554 3401 www.jrwaters.com

HGP SECURITIES, LLC
(A Limited Liability Company)
SCHEDULE I
COMPUTATION OF NET CAPITAL
(Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934)

DECEMBER 31, 2015

NET CAPITAL:

Total members' equity	$ 137,078
Deductions:	
Non-allowable assets:	
Accounts receivable	17,313
Due from affiliate	141
Prepaid expenses	51,837
Property and equipment, net	2,471
Deposits	1,323
Total deductions	73,085
NET CAPITAL	63,993
MINIMUM NET CAPITAL REQUIREMENT	5,000
EXCESS NET CAPITAL	$ 58,993
AGGREGATE INDEBTEDNESS	
Total liabilities	$ 21,207
Ratio of aggregate indebtedness to net capital	33.14%

Reconciliation of Computation of Net Capital to Company's
unaudited Form X-17a-5 Part IIA filing

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.